U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING


                                          SEC File Number: 0-2670
                                          Cusip Number:
		 (Check One):

        [XX] Form 10-K and Form 10-KSB  [  ] Form 20-F
        [  ] Form 11-K                  [  ] Form 10-Q and Form 10-QSB
        [  ] Form N-SAR

        For Period Ended: December 31, 1998

        [  ]    Transition Report on Form 10-K
        [  ]    Transition Report on Form 20-F
        [  ]    Transition Report on Form 11-K
        [  ]    Transition Report on Form 10-Q
        [  ]    Transition Report on Form N-SAR
        For the Transition Period Ended:_________________

        Read attached Instruction Sheet Before Preparing Form.
        Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ___________________________________

        Part I - Registrant Information

        60 East 42nd St. Associates
        Full Name of Registrant

        _____________________________
        (Former Name if Applicable)

        60 East 42nd Street
        Address of Principal Executive Office
        (Street and Number)

        New York, New York 10165
        City, State and Zip Code


        Part II - Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
            [ effort or expense;
            [
            [ (b) The subject annual report, semi-annual report, [ transition report on Form 10-K, Form 20-F, 11-K or Form
            [ N-SAR, or portion thereof will be filed on or before the
        [X] [ fifteenth calendar day following the prescribed due date; or
            [ the subject quarterly report or transition report on Form
            [ 10-Q, or portion thereof will be filed on or before the [ fifth calendar day following the prescribed due date; and [
            [ (c) The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

        Part III - Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


              We are awaiting certain financial information regarding the Registrant.

        Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification

                   Mark Labell                   (212) 850-2677
                    (Name)                  (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [XX] Yes        [  ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [  ] Yes        [XX] No


              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 60 East 42nd St. Associates
                       (Name of Registrant as specified in charter)


        has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998 and May 14, 1998 and attached hereto as Exhibit 1.

        Date: March 29, 1999


					60 EAST 42ND ST. ASSOCIATES
						(Registrant)

					By /s/Stanley Katzman
				  	      Stanley Katzman,
					       Attorney-in-Fact








                                                  EXHIBIT 1

                        60 EAST 42ND STREET ASSOCIATES

                                FILE NO. 0-2670

                              POWER OF ATTORNEY

                 We, the undersigned general partners of 60 East 42nd Street Associates ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.
        Signature                       Title           Date

        /s/Anthony E. Malkin
           Anthony E. Malkin            General Partner  March 18, 1998

        /s/Scott D. Malkin
           Scott D. Malkin              General Partner  March 20, 1998

        /s/Peter L. Malkin
           Peter L. Malkin              General Partner  March 18, 1998

        /s/Richard A. Shapiro
           Richard A. Shapiro           General Partner  March 18, 1998

        /s/Thomas N. Keltner, Jr.
           Thomas N. Keltner, Jr.       General Partner  March 18, 1998

        /s/Mark Labell
           Mark Labell                  General Partner  May 14, 1998

        /s/Jack Feirman
           Jack Feirman                 General Partner  May 14, 1998

        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )


		On the 18th day of March, 1998 before me personally came ANTHONY E. MALKIN, PETER L. MALKIN, RICHARD A. SHAPIRO, and THOMAS
        N. KELTNER, JR., to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

						  /s/Notary Public
		    				     NOTARY PUBLIC
        STATE OF UK OF GREAT BRITAIN)
		    			   : ss.:
        CITY OF LONDON, ENGLAND     )


		On the 20th day of March, 1998 before me personally came SCOTT D. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                                  /s/Notary Public
                                                     NOTARY PUBLIC
                                                     of London, England

        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )

		On the 14th day of May, 1998 before me personally came JACK FEIRMAN and MARK LABELL, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

						/s/Notary Public
						   NOTARY PUBLI
